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July 31, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the unreviewed financial statements of Sahaviriya Steel Industries PLC and subsidiary for the quarter ended June 30, 2002 and submitted to The Stock Exchange of Thailand on July 30, 2002.

Please contact Adedayo Idowu of this office at (202) 626-3671 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, LLP

Enclosure

dlw 8/1

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Our Ref: SEC. 056/2002 July 30, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended June 30, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2002.

The company recorded a net gain of 711.1 million Baht during the second quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 5,504.0 million Baht revenue from sale of hot rolled coils (492,365 metric tonne at an averaged selling price of 11,179 Baht/MT) and 76.6 million Baht sales of steel scrap. The company recorded total revenue from sale of 5,580.6 million Baht and a gross profit from sales and services of 1,236.1 million Baht.

   The company and subsidiaries recorded 33.7 million Baht in other revenue (including 21.0 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 297.4 million Baht.

3) The company registered 972.3 million Baht profit before interest expenses and corporate income tax.

4) Interest expenses on short–term and long–term loan totaled 227.7 million Baht (consisting of 219.4 and 8.3 million Baht interest of the company and subsidiary, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.2 million Baht.

6) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 742.4 million Baht.

7) From the above results, the company registered a net gain during the second quarter in the amount of 711.1 million Baht .

For your consideration.

Yours faithfully,

-Signature- -Signature-

Mr. Kamol Juntima
Authorized Director

Mr. Sittichai Thiensathaporn
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30 2002	As at December 31 2001	As at June 30 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	132,357	193,826	5,429	4,067
Short-term investments	60,000	-	-	-
Accounts and notes receivable				
Related parties	1,139,080	889,061	1,052,878	802,530
Others	918,827	706,025	910,836	702,207
	2,057,907	1,595,086	1,963,714	1,504,737
Less Allowance for doubtful accounts	-471,431	-471,431	-393,888	-393,888
Accounts and notes receivable - net	1,586,476	1,123,655	1,569,826	1,110,849
Short-term loans and advances to related parties (Note 13.2)	36	42	37	45
Inventories (Note 6)	4,825,545	4,879,720	4,843,230	4,895,868
Other current assets				
Advance payments	34,388	16,934	34,336	16,880
Value-added-tax refundable claims	224	15,553	224	15,553
Other receivables	2,726	2,424	2,981	2,556
Prepaid expenses	34,014	4,826	31,396	4,096
Deposit at bank used as collateral (Note 5)	16,200	16,200	-	-
Others	26,904	17,767	18,495	11,037
Total Current Assets	6,718,870	6,270,947	6,505,954	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	980,477	916,462
Property, plant and equipment-net (Note 7)	15,695,992	15,992,899	14,259,311	14,609,369
Others non-current assets (Note 8)	15,047	8,271	6,087	6,089
Total Non-Current Assets	16,272,660	16,562,791	15,245,875	15,531,920
TOTAL ASSETS	22,991,530	22,833,738	21,751,829	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30 2002	As at December 31 2001	As at June 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	72,437	340,218	72,437	340,218
Accounts and notes payable	434,580	1,122,155	453,680	1,135,432
Current portion of long-term loans (Note 10)	148,117	83,271	-	-
Current portion of long-term liabilities	7,675	7,772	2,381	2,478
Other current liabilities				
Accrued expenses	162,459	121,454	175,202	131,663
Others	67,237	28,776	55,433	15,847
Total Current Liabilities	2,620,505	3,503,646	2,487,133	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,332,008	12,285,757	11,538,737	11,384,674
Convertible debentures (Note 11)	2,596,051	2,537,026	2,596,051	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	6,471	6,449	3,346	3,644
Payable for purchase of land	3,500	5,000	-	-
Total Non-Current Liabilities	14,938,030	14,834,232	14,138,134	13,925,344
TOTAL LIABILITIES	17,558,535	18,337,878	16,625,267	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30 2002	As at December 31 2001	As at June 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary shares capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,877,702	4,993,350	4,877,702	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary shares capital	-3,600,000	-3,600,000	-3,600,000	-3,600,000
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	-8,281,140	-9,281,461	-8,281,140	-9,281,461
Total Company Shareholders' Equity	5,126,562	4,241,889	5,126,562	4,241,889
MINORITY INTEREST	306,433	253,971	-	-
Total Shareholders' Equity	5,432,995	4,495,860	5,126,562	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,991,530	22,833,738	21,751,829	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	5,580,596	3,543,545	5,580,596	3,543,545
Revenues from the rendering of services	58,389	53,441	-	-
Other income				
Gain on exchange	21,006	-	21,006	-
Others	12,671	14,500	12,290	13,807
Share of profit from investment				
using the equity method	-	-	37,830	24,127
Total Revenues	5,672,662	3,611,486	5,651,722	3,581,479
EXPENSES				
Cost of the sales of goods	4,326,923	3,235,663	4,431,377	3,301,128
Cost of the rendering of services	76,005	52,154	-	-
Selling and administrative expenses	291,567	131,735	284,711	122,061
Doubtful accounts (Reversal)	-	-5,119	-	-5,119
Other expenses	4,864	2,031	4,375	2,008
Directors' remuneration	955	980	815	840
Total Expenses	4,700,314	3,417,444	4,721,278	3,420,918
PROFIT BEFORE INTEREST EXPENSES				
AND INCOME TAX	972,348	194,042	930,444	160,561
INTEREST EXPENSES	227,727	254,371	219,390	243,017
INCOME TAX EXPENSES	2,223	1,161	-	-
PROFIT (LOSS) AFTER TAX	742,398	-61,490	711,054	-82,456
NET PROFIT OF MINORITY INTEREST	-31,344	-20,966	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY				
ITEM	711,054	-82,456	711,054	-82,456
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	711,054	-12,456	711,054	-12,456

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earnings per share before					
Extraordinary item	BAHT	0.83	-0.10	0.83	-0.10
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earnings per share	BAHT	0.83	-0.02	0.83	-0.02
Diluted earnings per share	BAHT	0.57	-	0.57	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	10,656,102	6,194,851	10,656,102	6,194,851
Revenues from the rendering of services	105,757	90,688	-	-
Other income				
Gain on exchange	28,963	-	28,963	-
Others	27,513	21,796	28,860	21,937
Share of profit from investment using the equity method	-	-	66,088	32,868
Total Revenues	10,818,335	6,307,335	10,780,013	6,249,656
EXPENSES				
Cost of the sales of goods	8,596,805	5,725,534	8,792,082	5,846,927
Cost of the rendering of services	138,306	100,252	-	-
Selling and administrative expenses	536,962	228,546	519,065	203,895
Doubtful accounts (Reversal)	-	-5,119	-	-5,119
Other expenses	27,637	35,059	27,034	34,981
Directors' remuneration	1,935	1,960	1,655	1,680
Total Expenses	9,301,645	6,086,232	9,339,836	6,082,364
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	1,516,690	221,103	1,440,177	167,292
INTEREST EXPENSES	456,948	523,125	439,856	498,919
INCOME TAX EXPENSES	4,967	1,711	-	-
PROFIT (LOSS) AFTER TAX	1,054,775	-303,733	1,000,321	-331,627
NET PROFIT OF MINORITY INTEREST	-54,454	-27,894	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	1,000,321	-331,627	1,000,321	-331,627
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	1,000,321	-261,627	1,000,321	-261,627

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earnings per share before Extraordinary item	BAHT	1.17	-0.39	1.17	-0.39
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earnings per share	BAHT	1.17	-0.31	1.17	-0.31
Diluted earnings per share	BAHT	0.82	-	0.82	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Apprais	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	276,052	5,297,937
Amortization	-	-	-69,652	-	-	-	-69,652
Net loss	-	-	-	-	-261,627	-	-261,627
Minority interest increase	-	-	-	-	-	25,903	25,903
Ending balance June 30, 2001	8,530,000	3,600,000	5,074,038	-3,600,000	-8,913,432	301,955	4,992,561
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-115,648	-	-	-	-115,648
Net income	-	-	-	-	1,000,321	-	1,000,321
Minority interest increase	-	-	-	-	-	52,462	52,462
Ending balance June 31, 2002	8,530,000	3,600,000	4,877,702	-3,600,000	-8,281,140	306,433	5,432,995

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	5,021,885
Amortization	-	-	-69,652	-	-	-69,652
Net loss	-	-	-	-	-261,627	-261,627
Ending balance June 30, 2001	8,530,000	3,600,000	5,074,038	-3,600,000	-8,913,432	4,690,606
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-115,648	-	-	-115,648
Net income	-	-	-	-	1,000,321	1,000,321
Ending balance June 30, 2002	8,530,000	3,600,000	4,877,702	-3,600,000	-8,281,140	5,126,562

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	1,000,321	-331,627	1,000,321	-331,627
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-58	-5,119	-	-5,119
Doubtful accounts	-	7,078	-	-
Depreciation	291,908	211,854	255,818	183,116
Amortization	-	793	-	561
Provision for diminution in value of inventories	235,589	-	235,589	-
Additional interest on debt restructuring	212,175	81,513	213,088	78,116
Realized (gain) loss on exchange	-27,526	26,750	-27,526	26,750
Unrealized loss on exchange	13,596	11,748	13,596	11,748
Gain on sales of property, plant and equipment	-2,174	-493	-2,174	-466
Loss on disposal of property, plant and equipment	34,331	7,233	33,728	7,156
Share of profit from investment using the equity method	-	-	-66,088	-32,868
Net profit of minority interest	54,454	27,894	-	-
Net income (loss) from operations before changes in operating assets and liabilities	1,812,616	37,624	1,656,352	-62,633
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-250,019	91,376	-250,348	89,681
Accounts and notes receivable - others	-213,758	110,021	-209,586	110,160
Inventories	-181,413	-237,487	-182,951	-234,896
Short-term loans and advances to related parties	6	148	8	-
Advance payments	-17,454	39,352	-17,456	13,932
Valued-added-tax refundable claims	15,328	-40,614	15,328	-40,614
Other receivables	-245	-11,303	-425	-10,979
Prepaid expenses	-29,189	-10,969	-27,299	-11,420
Other current assets - others	-9,136	4,740	-7,457	6,075
Other non-current assets	-6,776	1,713	2	-337

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	-679,793	-407,432	-673,971	-394,670
Accrued expenses	41,006	58,527	43,539	59,968
Other current liabilities	38,845	-35,871	39,970	-14,447
Net cash provided by (used in) operating activities	520,018	-400,175	385,706	-490,180
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	-60,000	-	-	-
Short-term loan to related company decrease	-	-	-	168
Purchases of property, plant and equipment	-147,163	-201,333	-53,257	-135,326
Proceeds from sales of property, plant and equipment	3,418	1,489	3,418	830
Net cash used in investing activities	-203,745	-199,844	-49,839	-134,328
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	-72,000	-105,000	-72,000	-105,000
Trade finance loans increase (decrease)	-261,059	734,229	-261,059	734,229
Repayment of long-term loans	-42,053	-19,183	-	-
Repayment of obligations under hire-purchase agreements	-2,630	-	-1,446	-
Net cash provided by (used in) financing activities	-377,742	610,046	-334,505	629,229
Net increase (decrease) in cash and cash equivalents	-61,469	10,027	1,362	4,721
Cash and cash equivalents as at January 1	193,826	155,373	4,067	3,957
Cash and cash equivalents as at June 30	132,357	165,400	5,429	8,678
Supplemental cash flow information:				
Cash paid for interest	235,090	432,130	216,961	410,402
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	2,553	-	1,050	-

See notes to the interim financial statements